1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 17, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) SECOND SUPPLEMENTAL NOTICE OF
THE 2007 ANNUAL GENERAL MEETING

Reference is made to the Notice of the 2007 Annual General Meeting dated 25 March 2008 (the "AGM Notice") and the Supplemental Notice of the 2007 Annual General Meeting dated 9 April 2008 (the "Supplemental AGM Notice") which set out the resolutions to be considered by the shareholders of the Company at the Annual General Meeting (the "AGM") to be held at 9:00 a.m. on Friday, 9 May 2008 at the Conference Room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China ("PRC").

SECOND SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM, which will be held as originally scheduled, will consider and, if thought fit, the passing of the following by way of special resolution in addition to the resolutions set out in the AGM Notice and the Supplemental AGM Notice. The proposed special resolution was submitted to the Company by Aluminum Corporation of China, the controlling shareholder of the Company holding directly approximately 38.56% of the issued shares of the Company, pursuant to Article 67 of the Articles of Association ("Articles") of the Company and in compliance with applicable laws.

SPECIAL RESOLUTION

14.	To consider and approve the following resolution by way of special resolution:

"THAT

(1)

subject to the filing of the relevant notification with the People's Bank of China, the Company may issue medium-term bonds (the "Medium-term Bonds") in the period from the date when approval from the Company's shareholders is obtained to the conclusion of the annual general meeting of the Company for the year ending 31 December 2008 on the following terms:

Size:	Principal amount not less than of RMB3 billion and not more than RMB10 billion

Maturity:	3 years or 5 years

Interest rate:

To be determined according to market conditions which is expected to be approximately 5.2% per annum for the Medium-term Bonds with a term of 3 years and approximately 5.5% per annum for the Medium-term Bonds with a term of 5 years but in any event not exceeding the best lending rate quoted by the People's Bank of China

Target subscribers:	Institutional investors (and not the general public)

Use of Proceeds:	To be used as working capital of the Company and as capital expenditure for the Company's capital investment projects.

(the "Proposed Medium-term Bond Issue")

(2)

the Chairman (the "Chairman") of the board of directors of the Company (the "Board") or any person authorised by the Chairman be authorised to determine and finalise the terms and conditions of the Proposed Medium-term Bond Issue and any relevant matters in relation to the same based on the needs of the Company and the market conditions at the time of the issuance, including determining the time of issue, the final principal amount, the period to maturity and interest rates of the Medium-term Bonds; and

(3)

the Board be authorised to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its Proposed Medium-term Bond Issue or any matter incidental thereto."

By Order of the Board of Directors
Xiao Yaqing
Chairman

Beijing, PRC
18 April, 2008

Notes:

(1)

A second revised form of proxy is enclosed with this notice. The form of proxy despatched together with the 2007 Annual Report of the Company and the revised form of proxy despatched together with the circular of the Company dated 9 April, 2008 are superseded by this second revised form of proxy.

(2)

Please refer to the AGM Notice and the Supplemental AGM Notice for details in respect of the other resolutions to be passed at the AGM, eligibility for attending the AGM, proxy, registration procedures, closure of register of members, procedures for demanding a poll to vote on the resolutions and other relevant matters.

As at the date of this notice, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary